L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

July 12, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Blaise Rhodes, Doug Jones, Jennie Beysolow, Erin Jaskot

Re:	L&F Acquisition Corp.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-262570

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, L&F Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:00 a.m., Eastern Time, on July 14, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Tamar Donikyan, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 909-3421, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Gerchen
Adam Gerchen
Chief Executive Officer